LETTERHEAD
April 19, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Terrence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2006
Filed January 5, 2007
File No. 001-09186
Dear Mr. O’Brien:
     We have reviewed your letter of March 20, 2007 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the year ended October 31, 2006 (the “Form 10-K”). To facilitate your review, we have included each of your comments prior to our responses to them. Pursuant to your letter, we will in future filings expand our disclosures to respond to your comments. As you had requested in your letter, we have included as Attachment A hereto, modified language that we will use as a guide in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future filings.
     This document is being submitted via EDGAR. In addition, we have sent to you a paper copy with Attachment A marked to show the changes in the modified language that we will use as a guide in our MD&A in future filings as compared to the language we used in the Form 10-K.
Comment #1:
     Please expand your disclosures to describe the steps that you perform to review your (i) land and land development costs, (ii) costs associated with construction in progress-completed project, and (iii) land deposits and costs of future development for recoverability. For instance, we note your current disclosures on pages 21 and 22 which indicates that you “regularly review the carrying value of each of your communities” and that, “we review all land held for future communities or future sections of current communities”. This disclosure does not provide sufficient information to your investors.

Response:
We will expand our disclosures in future filings to provide more detail as to the types of estimates that are made in the determination of fair value, substantially as set forth in Attachment A.
Comment #2:
We note that for each of your communities you compare the estimated future undiscounted cash flow for the community to its carrying value. Please address for us supplementally whether you had any materially significant communities for which these estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.
Response:
At October 31, 2006, we were operating from 398 communities and had land that we either owned or controlled through options or purchase agreements for an additional 300 communities. We believe that we had no materially significant communities where the undiscounted cash flows were close to the carrying value of inventory of that community.
Comment #3:
Separately quantify and address any write-offs related to each of these above referenced inventory components. Discuss how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination and as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions.
Response:
Included in Note 2 of the Notes to Consolidated Financial Statements, “Inventory”, in fiscal 2006, we recognized inventory write-downs and the expensing of costs that we believe not to be recoverable of $90.9 million related to land controlled for future communities and $61.1 million of costs related to operating communities. We will expand our MD&A disclosures in future filings to provide a breakdown of write-offs related to current operating communities and future communities, substantially as set forth in Attachment A.
We believe that we currently disclose the methodology as to how we determine whether a write-off is required. However, we will expand our disclosures in future filings to provide more detailed disclosure as to the types of factors that are taken into consideration in evaluating a community, substantially as set forth in Attachment A.

The following factors are the significant items considered in the evaluation of each community regardless of whether it is an active community, a future community where we currently own the land, or a future community where we have an option to purchase the land:
a)	expected sales pace in the community based upon general economic conditions that will have a short-term or long-term impact on the market and competition within the market, including the number of homes/home sites available and pricing and incentives being offered in the market by other Toll Brothers communities and other builders;

b)	expected sales price and sales incentives to be offered in the community;

c)	anticipated costs, including amounts expended to date and expected to be incurred in the future, including, but not limited to: land and land development costs, home construction costs and overhead costs;

d)	alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, costs and the number of homes that can be built on a particular site; and

e)	alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.
In addition, for land held or optioned for future communities, the review also includes an evaluation of the regulatory environment in which the land is located and if not already obtained, the probability of getting the necessary approvals, the estimated time and cost it will take to obtain the approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may be cash payments to fund improvement to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built.
We review each community at the prices, costs and sales paces at which we are currently operating and that we expect to achieve in the future and review the impact of changes in sales pace and additional price concessions that may have to be given if the current pricing strategy needs to be adjusted to generate sufficient sales.
Attachment B outlines the results of impairment testing of one community using various assumptions with regard to selling price, sales pace and overhead cost. We believe that the use of change criteria, such as those set forth on Attachment B, are more suitably related to the analysis than a single 1% change criteria applied across the board.
Comment #4:
Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.

Response:
We believe that the response to this comment has been addressed in our response to Comment #3, above.
Comment #5:
You disclose on page 22 that certain of the write-offs in fiscal 2006 were attributable to the write-down of the carrying cost of several communities primarily located in California and Michigan. Clarify the nature of the costs you have written off (e.g. land and land development costs, costs associated with construction in progress-completed project or land deposits and costs of future development). Expand your disclosures to address the new carrying amounts of these communities such that a reader can assess the amount of the related capitalized inventory costs that remain for these communities.
Response:
In the “Notes to Consolidated Financial Statements” of Form 10-K, Note 2 “Inventory”, we disclose the amount of write-offs attributable to land controlled for future communities and to operating communities. We will expand our MD&A disclosures in future filings to provide a breakdown of write-offs related to current operating communities and future communities, substantially as set forth in Attachment A.
In addition, we will expand our disclosures in future filings to provide the value of the inventory remaining after the write downs, substantially as set forth in Attachment A.
Comment #6:
Clarify why it was only necessary to write-down certain communities in California and Michigan and not any communities in your other markets. In this regard, we note your disclosure on page 20 that you experienced a slowdown in new contracts and that you have been impacted by an overall increase in the supply of homes available for sale in many of your markets. In this regard, it appears that you should provide disaggregated disclosures regarding the cancellation of sales agreements by markets.
Response
Although the write-offs were primarily in California and Michigan, we did have write offs in our other regions. In the “Notes to Consolidated Financial Statements” of Form 10-K, Note 13, “Information on Business Segments”, we include a table that indicates the amount of write-offs by reportable segment.
Each community is evaluated on its own and can be significantly different from another community in the same market (i.e. sales pace, product type, lot size, amenities, price point, original land purchase price (including the cost of obtaining the necessary approvals), home construction cost, competition, etc.). Because of this differentiation, one community may require a write-down while another community in the same market would not.
In future filings, we will expand our disclosures to include the cancellation rates by reportable segment.
Comment #7:
Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
Response
We will expand our disclosures in future filings, substantially as set forth in Attachment A, to indicate that a further deterioration in the factors or estimates used in determining the fair value of a community may require additional write-downs.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the “Commission”) staff comments and the resulting changes in disclosure made in response to those comments do not foreclose the Commission from taking any action with respect to the filing that they pertain to; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me.

Yours truly,
/s/ Joseph R. Sicree

Joseph R. Sicree
Senior Vice President -
Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com

ATTACHMENT A

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CRITICAL ACCOUNTING POLICIES
We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.
Inventory
Inventory is stated at the lower of cost or fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). In addition to direct land acquisition, land development and home construction costs, costs include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventories during the period beginning with the commencement of development and ending with the completion of construction. Once a parcel of land has been approved for development, it generally takes four to five years to fully develop, sell and deliver all the homes in one of our typical communities. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Our master planned communities, consisting of several smaller communities, may take up to 10 years or more to complete. Because our inventory is considered a long-lived asset under U.S. generally accepted accounting principles, we are required, under SFAS 144, to regularly review the carrying value of each of our communities and write down the value of those communities for which we believe the values are not recoverable.
Current Communities: When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its estimated carrying value. If such cash flow is less than the community’s carrying value, the carrying value is written down to its estimated fair value by charging cost of revenues in the period the impairment is determined. In estimating the cash flow of a community we use various estimates such as (a) the expected sales pace in a community based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and competition within the market, including the number of homes/home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) anticipated costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or on the number of homes that can be built on a particular site; and (e) alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.
Future Communities: In addition, we evaluate all land held for future communities or future sections of current communities, whether owned or under contract, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain the approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvement to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, we decide (a) as to land that is under a purchase contract but not owned, whether the contract will likely be terminated or renegotiated, and (b) as to land we own, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off.
We recognized $152.0 million of write-offs of costs related to current and future communities in fiscal 2006, $5.1 million in fiscal 2005 and $7.5 million in fiscal 2004. Write-offs of $90.9 million in fiscal 2006 were attributable to the write-off of land deposits and predevelopment costs of land optioned for future communities primarily in California and Florida and $61.1 million of write-downs of the carrying cost of several current operating communities primarily located in California and Michigan. At October 31, 2006, the fair value of the inventory in

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current communities subject to the write-downs in fiscal 2006, net of the $61.1 million of write downs, was approximately $167.4 million.
The estimates used in the determination of the estimated cash flows and fair value of a community are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining fair value further deteriorate in the future, we may be required to recognize additional write-downs related to current and future communities.
We have a significant number of land purchase contracts, sometimes referred to herein as “options” or “option agreements,” and several investments in unconsolidated entities which we evaluate in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, as amended by FIN 46R (“FIN 46”). Pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity (“VIE”) is considered to be the primary beneficiary and must consolidate the operations of the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, we perform a review to determine which party is the primary beneficiary of the VIE. This review requires substantive judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity’s expected profits and losses and the cash flows associated with changes in the fair value of the land under contract. Because, in most cases, we do not have any ownership interests in the entities with which we contract to purchase land, we generally do not have the ability to compel these entities to provide assistance in our review. At October 31, 2006, we had determined that we were the primary beneficiary of one VIE related to a land purchase contract and had recorded $74.6 million as inventory and recorded $67.1 million as a loan payable.

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ATTACHMENT B
COMMUNITY IMPAIRMENT SENSITIVITY ANALYSIS
The attached schedule indicates the assumptions we used to determine the write-down of one of our communities (the base scenario) and the effect of changing the different variables. The major assumptions that will impact the analysis are: sales price, settlement pace, home construction costs and annual overhead expenses.
Sales Price
We estimate the future sales prices of our homes, including any sales incentives to be offered, based on the current market conditions at each community. We have included in the sensitivity analysis the impact of reducing the sales price of each home in the community by $5,000 and $10,000. Based on the sales incentives that we have been offering, we believe that these levels of price reductions are appropriate for this community.
Settlement Pace
For the community under review and based on our current backlog of homes under agreement, the expected sale of new homes and the anticipated construction time it will take to build and deliver the homes, we review the effect of increasing or decreasing the number of homes that will be delivered each year. A slower pace will increase the length of time it takes to complete the community and may increase the amount of overhead expenses allocated to each home. We have included in the sensitivity analysis the impact of reducing the number of homes delivered each year by five and increasing the number of homes delivered each year by five.
Home Construction Cost
We may increase or decrease the estimated cost to build our homes based on the contracts negotiated with our subcontractors and suppliers and based on the items that we determine to include as standard in our homes. Any changes to the cost of construction will have the same impact on the undiscounted cash flow as a change in the sales price would. Accordingly, the attached sensitivity analysis assumes no changes in the cost of construction.
Annual Overhead Expenses
This includes the estimated general overheads that will be incurred to manage the construction and sales activities and the estimated costs of advertising. The amounts can vary based on the level of construction and the cost of the marketing efforts we are using to sell our homes. We have shown the impact of reducing these annual expenses by $125,000 per year and by $250,000 per year.
Future Undiscounted Cash Flow
The net amount of cash flow expected in future years is based on the estimated revenues to be collected in the future less the estimated expenses to be incurred in the future, including interest. This amount is then compared to the inventory carrying value. If the future estimated undiscounted cash flow exceeds the carrying value of the inventory, then no write-off is required. If the future estimated undiscounted cash flow is less than the carrying value of the inventory, then an impairment charge is calculated based on the discounted future cash flow.

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ATTACHMENT B

Sensitivity Analysis
Community information:	Inventory value: $22.9 million	Number of lots:	102

						Future
						Undiscounted
						Cash Flow		Change in
						After		Impairment
		Future	Future			Inventory		Charge
	Future	Sales	Constr.	Annual	Future	Recovery		From
	Annual	Price	Cost	Overhead	Undiscounted	(community)	Impairment	Base
	Sales	Per	Per	Expenses	Cash Flow	Positive	Charge	Scenario
Assumptions	Pace	Home	Home	(community)	(community)	(Negative)	Required	Incr (decr)
	(units)	($ in thousands)
1) Base scenario	30	$398	$174	$1,078	$22,439	$(442)	$4,900	—

2) Sales price reduced $5,000	30	393	174	1,078	21,929	(952)	5,300	400

3) Sales price reduced $10,000	30	388	174	1,078	21,419	(1,462)	5,700	800

4) Sales price increased $5,000	30	403	174	1,078	22,991	110	—	(4,900)

5) Pace reduced by 5	25	398	174	1,078	21,580	(1,301)	6,000	1,100

6) Pace increased by 5	35	398	174	1,078	23,062	181	—	(4,900)

7) Annual expenses reduced by $125,000	30	398	174	953	22,864	(17)	4,500	(400)

8) Annual expenses reduced by $250,000	30	398	174	828	23,289	408	—	(4,900)

9) Pace reduced by 5 and annual expenses reduced by $125,000	25	398	174	953	22,090	(791)	5,600	700

10) Pace reduced by 5 and annual expenses reduced by $250,000	25	398	174	828	22,600	(281)	5,200	300

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